1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 14, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Fourth Quarter EPS of NT$2.81

Hsinchu, Taiwan, R.O.C., January 14, 2016 - TSMC today announced consolidated revenue of NT$203.52 billion, net income of NT$72.84 billion, and diluted earnings per share of NT$2.81 (US$0.43 per ADR unit) for the fourth quarter ended December 31, 2015.

Year-over-year, fourth quarter revenue decreased 8.5% while net income and diluted EPS both decreased 8.9%. Compared to third quarter 2015, fourth quarter results represent a 4.2% decrease in revenue, and a 3.3% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $6.24 billion, which decreased 6.4% from previous quarter and decreased 13.7% year-over-year.

Gross margin for the quarter was 48.6%, operating margin was 38.3%, and net profit margin was 35.8%.

Shipments of 16/20-nanometer accounted for 24% of wafer revenues, and 28-nanometer process technology accounted for 25% of total wafer revenues. Advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 49% of total wafer revenues.

“In the fourth quarter, the ramp of 16-nanometer technologies accelerated according to plan,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “While the China smartphone market shows signs of recovery, customers remain cautious in general. Based on our current business outlook and exchange rate assumption of 1 US dollar to 32.5 NT dollars, management expects overall performance for first quarter 2016 to be as follows”:

•	Revenue is expected to be between NT$198 billion and NT$201 billion;

•	Gross profit margin is expected to be between 47% and 49%;

•	Operating profit margin is expected to be between 36.5% and 38.5%.

The management also states 2016 capital budget to be between US$9 billion and US$10 billion.

TSMC’s 2015 fourth quarter consolidated results:

(Unit: NT$ million, except for EPS)
	4Q15 Amount[a]		4Q14 Amount		YoY Inc. (Dec.) %	3Q15 Amount		QoQ Inc. (Dec.) %
Net sales	203,518		222,521		(8.5)	212,505		(4.2)
Gross profit	98,925		110,560		(10.5)	102,336		(3.3)
Income from operations	77,964		88,216		(11.6)	78,389		(0.5)
Income before tax	80,644		89,312		(9.7)	83,394		(3.3)
Net income	72,837		79,986		(8.9)	75,330		(3.3)
EPS (NT$)	2.81	[b]	3.08	[b]	(8.9)	2.91	[b]	(3.3)

a:	4Q2015 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2015 reached above 9 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com